# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WYNN RESORTS LTD, CIK 0001174922
CUSIP: 983134107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3131 LAS VEGAS BOULEVARD SOUTH, LAS VEGAS, Nevada (NV), 89109
Date of event which requires filing of this statement: 05/16/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002071299

## Reporting persons
- Wynn Kevyn Q.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 9,539,077; sole dispositive power 0; shared dispositive power 9,539,077; aggregate amount beneficially owned 9,539,077 (9.17% of the class)
  Comment: (1) Consists of 9,439,351 shares of Common Stock owned by Elaine P. Wynn Family Trust - 2016 dtd 5/24/2016 and 99,726 shares of Common Stock owned by EPW 2020 Five Year Trust dtd 3/31/2020, for each of which the reporting person serves as trustee.
  
  (2) Based on 103,976,531 shares outstanding as of July 30, 2025, as reported in the issuer's Quarterly report on Form 10-Q for the quarter ended June 30, 2025.
- Wynn Gillian: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 9,539,077; sole dispositive power 0; shared dispositive power 9,539,077; aggregate amount beneficially owned 9,539,077 (9.17% of the class)
  Comment: (1) Consists of 9,439,351 shares of Common Stock owned by Elaine P. Wynn Family Trust - 2016 dtd 5/24/2016 and 99,726 shares of Common Stock owned by EPW 2020 Five Year Trust dtd 3/31/2020, for each of which the reporting person serves as trustee.
  
  (2) Based on 103,976,531 shares outstanding as of July 30, 2025, as reported in the issuer's Quarterly report on Form 10-Q for the quarter ended June 30, 2025.
- Elaine P. Wynn Family Trust - 2016 dtd 5/24/2016: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 9,439,351; shared voting power 0; sole dispositive power 9,439,351; shared dispositive power 0; aggregate amount beneficially owned 9,439,351 (9.08% of the class)
  Comment: (1) Based on 103,976,531 shares outstanding as of July 30, 2025, as reported in the issuer's Quarterly report on Form 10-Q for the quarter ended June 30, 2025.

## Item 1. Issuer
Name of issuer: WYNN RESORTS LTD
Address of issuer's principal executive offices: 3131 LAS VEGAS BOULEVARD SOUTH LAS VEGAS NV 89109

## Item 2. Person Filing
Name of person filing:
Kevyn Wynn
Gillian Wynn
Elaine P. Wynn Family Trust - 2016 dtd 5/24/2016
Address of principal business office or, if none, residence:
Kevyn Wynn, Gillian Wynn, and Elaine P. Wynn Family Trust - 2016 dtd 5/24/2016:

11812 San Vicente Blvd., Ste. 200
Los Angeles, California 90049
Citizenship:
Kevyn Wynn - USA
Gillian Wynn - USA
Elaine P. Wynn Family Trust - 2016 dtd 5/24/2016 Nevada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Kevyn Wynn - 9,539,077
Gillian Wynn - 9,539,077
Elaine P. Wynn Family Trust - 2016 dtd 5/24/2016 - 9,439,351
Percent of class:
Kevyn Wynn - 9.17%
Gillian Wynn - 9.17%
Elaine P. Wynn Family Trust - 2016 dtd 5/24/2016 - 9.08%
Sole power to vote or to direct the vote:
Kevyn Wynn - 0
Gillian Wynn - 0
Elaine P. Wynn Family Trust - 2016 dtd 5/24/2016 - 9.08%
Shared power to vote or to direct the vote:
Kevyn Wynn - 9.17%
Gillian Wynn - 9.17%
Elaine P. Wynn Family Trust - 2016 dtd 5/24/2016 - 0
Sole power to dispose or to direct the disposition:
Kevyn Wynn - 0
Gillian Wynn - 0
Elaine P. Wynn Family Trust - 2016 dtd 5/24/2016 - 9.08%
Shared power to dispose or to direct the disposition:
Kevyn Wynn - 9.17%
Gillian Wynn - 9.17%
Elaine P. Wynn Family Trust - 2016 dtd 5/24/2016 - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Wynn Kevyn Q.: /s/ Kevyn Wynn, Kevyn Wynn (08/31/2025)
- Wynn Gillian: /s/ Gillian Wynn, Gillian Wynn (08/31/2025)
- Elaine P. Wynn Family Trust - 2016 dtd 5/24/2016: /s/ Gillian Wynn, Gillian Wynn, Co-Trustee (08/31/2025)